Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel:	604.661.9400
Fax:	604.661.9401

February 1, 2005

To:       All Applicable Commissions & Exchanges

Dear Sirs:

Subject:        Sungold International Holdings Corp.

We confirm that the following material was sent by pre-paid mail on February 1, 2005 to the registered shareholders of Common shares of the subject Corporation:

A	Addendum to the Nov. 30, 2004 Financial Statements

B
Notice of Annual General Meeting / Information Circular / Consolidated Financial Statements for the year ended August 31, 2004 / President’s Annual Report for the fiscal year ended August 31, 2004 / Interim Financial Statements for the first quarter ended November 30, 2004 / Management Discussion and Analysis

C	Proxy

D	Supplemental Mailing List Return Card

E	Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

“Karen Patrus”
Mailing Specialist
Stock Transfer, Client Services
Telephone:	604.661.9400 (ext 4504)
Fax:	604.661.9401